

2022

SECOND QUARTER RESULTS

CEMEX LatAm Holdings

- **Stock Listing Information**
  Bolsa de Valores de Colombia S.A. (Colombian Stock Exchange)
  Ticker: CLH

- **Investor Relations**
  Pablo Gutiérrez
  +57 (1) 603-9051
  E-mail: pabloantonio.gutierrez@cemex.com

Except as the context otherwise may require, references in this report to "CLH," "we," "us" or "our" refer to CEMEX Latam Holdings, S.A. and its consolidated entities. The information contained in this report contains forward-looking statements within the meaning of securities laws. We intend these forward-looking statements to be covered by any applicable safe harbor provisions for forward-looking statements within the meaning of securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to CLH's plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as "will", "may," "assume," "might," "should," "could," "continue," "would," "can," "consider," "anticipate," "estimate," "expect," "envision," "plan," "believe," "foresee," "predict," "potential," "target," "strategy," "intend," "aimed", and similar terms. Although CLH believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this report. Among others, such risks, uncertainties, and assumptions include those discussed in CLH's most recent annual report and those detailed from time to time in CLH's other filings with the Colombian Securities Exchange, which factors are incorporated herein by reference, including, but not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants ("COVID-19"), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients' businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements and CEMEX, S.A.B. de C.V.'s ("CEMEX"), the ultimate parent company of the major shareholder of CLH, ability to satisfy CEMEX's obligations under its material debt agreements, the indentures that govern CEMEX's outstanding notes, and other debt instruments and financial obligations, including CEMEX's subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of CEMEX's below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and CEMEX's ability to generally meet its "Operation Resilience" strategy's goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all of CLH's forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed. These factors may be revised or supplemented, but CLH is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the Colombian Securities Exchange. This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH's prices for CLH's products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS,
BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

	January - June				Second Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Consolidated cement volume[1]	2,785	2,706	3%		1,352	1,373	(2%)	
Consolidated domestic gray cement volume[1]	2,371	2,382	(0%)		1,142	1,205	(5%)	
Consolidated ready-mix volume[1]	951	806	18%		480	379	27%	
Consolidated aggregates volume[1]	2,075	1,706	22%		1,025	787	30%	
Net sales[1]	415	385	8%	12%	206	193	7%	11%
Gross profit[1]	138	151	(9%)	(6%)	66	77	(14%)	(11%)
as % of net sales	33.2%	39.2%	(6.0pp)		32.0%	39.8%	(7.8pp)	
Operating earnings (loss) before other expenses, net[1]	36	49	(28%)	(25%)	18	27	(34%)	(31%)
as % of net sales	8.6%	12.8%	(4.2pp)		8.6%	13.8%	(5.2pp)	
Controlling interest net income (loss)	16	20	(19%)		0	16	n/a	
Operating EBITDA[1]	70	85	(17%)	(15%)	34	44	(22%)	(20%)
as % of net sales	16.9%	22.0%	(5.1pp)		16.4%	22.5%	(6.1pp)	
Free cash flow after maintenance capital expenditures	-23	41	n/a		-13	14	n/a	
Free cash flow	-36	38	n/a		-21	12	n/a	
Net debt[1]	623	613	2%		623	613	2%	
Total debt[1]	642	630	2%		642	630	2%	
Earnings (loss) of continued operations per share	(0.00)	0.01	n/a		(0.01)	0.02	n/a	
Shares outstanding at end of period	560	559	0%		560	559	0%	
Employees	4,370	3,986	10%		4,370	3,986	10%	

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.
1. This information does not include discontinued operations. Please see page 14 on this report for additional information.

Consolidated net sales Consolidated net sales during the second quarter of 2022 increased by 11% on a like to like basis for the ongoing operations and for foreign exchange fluctuations, compared with those of the second quarter of 2021. Higher cement prices and ready-mix volumes were the main drivers of the improvement.

Cost of sales as a percentage of net sales increased by 7.8pp, from 60.2% in 2Q21 to 68.0% in 2Q22. The increase was primarily due to higher variable costs, mainly in kiln fuel.

Operating expenses as a percentage of net sales declined by 2.7pp during the quarter, from 26.0% in 2Q21 to 23.4% in 2Q22.

Operating EBITDA during the second quarter of 2022 declined by 20% on a like-to-like basis, compared with that of the second quarter of 2021. The decline was mainly due to higher operating costs, despite higher sales.

Operating EBITDA margin during the second quarter of 2022 decreased by 6.1pp compared with that of the second quarter of 2021. The positive effect from higher cement prices and ready-mix volumes was offset by higher variable costs and a negative product-mix effect.

Controlling interest net income during the second quarter was approx. US$0, compared with US$16 million during the same quarter of 2021. The decrease was mainly due to lower operating earnings, higher other expenses, net, and a negative effect in other income (expenses), net.

Colombia

	January - June				Second Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	220	212	4%	11%	107	102	5%	12%
Operating EBITDA	31	42	(25%)	(20%)	14	20	(27%)	(22%)
Operating EBITDA margin	14.3%	19.6%	(5.3pp)		13.5%	19.3%	(5.8pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(1%)	(6%)	23%	33%	25%	35%
Price (USD)	(2%)	1%	(5%)	(5%)	(5%)	(5%)
Price (local currency)	5%	8%	2%	2%	1%	2%

Year-over-year percentage variation.

In Colombia, our domestic gray cement volumes declined by 6%, while our ready-mix volumes increased by 33%, during the second quarter on a year-over-year basis.

Our cement and ready-mix prices improved by 8% and 2%, respectively, on a year-over-year basis in local-currency terms. The improvement in cement pricing was driven by our price increases in the distribution segment, implemented in December 2021 and April 2022.

In the ready-mix business, our volume growth during the quarter was supported by increased market demand in the formal sector, and our recent investments to increase the ready-mix footprint mainly in the metro areas of Bogota and Cali.

Panama

	January - June				Second Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	74	59	25%	25%	38	30	25%	25%
Operating EBITDA	16	18	(10%)	(10%)	9	10	(13%)	(13%)
Operating EBITDA margin	22.1%	30.8%	(8.7pp)		22.6%	32.2%	(9.6pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	5%	6%	20%	25%	17%	15%
Price (USD)	(5%)	(4%)	(2%)	3%	17%	24%
Price (local currency)	(5%)	(4%)	(2%)	3%	17%	24%

Year-over-year percentage variation.

In Panama, our domestic gray cement and ready-mix volumes increased by 6% and 25%, respectively, during the second quarter on a year-over-year basis. Volume growth was driven primarily by increased activity in the infrastructure sector, mainly in the 3rd line of the Metro. Despite the improvement, industry volumes are still below pre pandemic levels.

Our cement prices during the quarter improved by 1% on a sequential basis, stopping the downward trend observed since 2019.

During the quarter, our cement plant exported more than 65 thousand tons of cement and clinker to nearby markets with supply shortages. Please note that our exports and sales of domestic clinker, are not included in the table above which refers to volume and price variations of "Domestic gray cement".

Rest of CLH

	January - June				Second Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	127	126	0%	1%	64	67	(5%)	(4%)
Operating EBITDA	40	44	(9%)	(8%)	18	24	(22%)	(22%)
Operating EBITDA margin	31.5%	34.7%	(3.2pp)		28.7%	35.3%	(6.6pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(1%)	(6%)	(36%)	(37%)	(25%)	(14%)
Price (USD)	5%	6%	(13%)	(11%)	(29%)	(22%)
Price (local currency)	6%	7%	(13%)	(11%)	(28%)	(20%)

Year-over-year percentage variation.

In the Rest of CLH region, our domestic gray cement and ready-mix volumes declined by 6% and 37%, respectively, during the second quarter on a year-over-year basis.

In Guatemala, our domestic gray cement volumes declined by 12% during the quarter on a year-over-year basis. Our cement volumes declined mainly due to heavy rains during May and June, as well as to our pricing strategy.

In Nicaragua, our domestic gray cement volumes remained stable during the quarter on a year-over-year basis. After several quarters of cement volume growth in the infrastructure sector, we observed a slight decline during the quarter.

Operating EBITDA and free cash flow

	January - June			Second Quarter		
	2022	2021	% var	2022	2021	% var
Operating earnings before other expenses, net	**36**	**49**	**(28%)**	**18**	**27**	**(34%)**
+ Depreciation and operating amortization	35	35		16	17	
Operating EBITDA	**70**	**85**	**(17%)**	**34**	**44**	**(22%)**
- Net financial expense	21	21		11	10	
- Capital expenditures for maintenance	14	8		8	4	
- Change in working Capital	20	4		10	9	
- Taxes paid	14	14		6	7	
- Other cash items (Net)	8	3		8	2	
- Free cash flow discontinued operations	16	(6)		5	(2)	
Free cash flow after maintenance capital exp	**(23)**	**41**	**n/a**	**(13)**	**14**	**n/a**
- Strategic capital expenditures	13	3		7	2	
Free Cash Flow	**(36)**	**38**	**n/a**	**(21)**	**12**	**n/a**

In millions of US dollars, except percentages.

Free cash flow was negative US$21 million during 2Q22. The decline on a year-over-year basis was mainly due to lower EBITDA, higher capital expenditures, working capital investment and other cash items (Net), as well as a negative effect in free cash flow discontinued operations.

Information on Debt

	Second Quarter			First Quarter
	2022	2021	% var	2022
Total debt [1,2]	**642**	**630**		**620**
Short term	71%	1%		84%
Long term	29%	99%		16%
Cash and cash equivalents	19	18	5%	16
Net debt	**623**	**613**	**2%**	**603**

	Second Quarter	
	2022	2021
Currency denomination		
U.S. dollar	88%	86%
Colombian peso	12%	14%
Interest rate		
Fixed	76%	79%
Variable	24%	21%

In millions of US dollars, except percentages.

1. Includes leases, in accordance with International Financial Reporting Standards (IFRS).

2. Represents the consolidated balances of CLH and subsidiaries.

We are currently working on the extension or refinancing of the loans classified as short-term debt.

The revolving credit facility of CEMEX Innovation Holding AG, a subsidiary company of CEMEX S.A.B de C.V., to Cementos Bayano S.A., a subsidiary company of CEMEX Latam Holdings S.A., was refinanced in May 2022. The applicable interest rate was modified to 6M SOFR* + 3.73%, with maturity in June 2024. The outstanding balance as of June 2022 is US$62 million.

*Secured Overnight Financing Rate

Guidance Full Year 2022[2]

	Year 2022 vs. 2021		
	Colombia	Panama	CLH[1]
Cement volume	Low-single digit increase	Low to mid-single digit increase	Low-single digit increase
Ready-mix volume	Low-teens increase	At least 20% increase	Low-teens increase

	Year 2022
Total CAPEX	$85
Maintenance	$35
Strategic	$50
Cash taxes	$45

In millions of US dollars, except percentages.

1. This information does not include discontinued operations. Please see page 14 on this report for additional information.

[2] Reflects current expectations

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

	January - June				Second Quarter			
INCOME STATEMENT	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	414,901	384,534	8%	12%	206,371	193,473	7%	11%
Cost of sales	(277,180)	(233,664)	(19%)		(140,407)	(116,446)	(21%)	
Gross profit	**137,721**	**150,870**	**(9%)**	**(6%)**	**65,964**	**77,027**	**(14%)**	**(11%)**
Operating expenses	(102,088)	(101,490)	(1%)		(48,220)	(50,335)	4%	
Operating earnings (loss) before other expenses, net	**35,633**	**49,380**	**(28%)**	**(25%)**	**17,744**	**26,692**	**(34%)**	**(31%)**
Other expenses, net	(7,516)	(2,978)	(152%)		(7,585)	(2,038)	(272%)	
Operating earnings (loss)	**28,117**	**46,402**	**(39%)**		**10,159**	**24,654**	**(59%)**	
Financial expenses	(21,216)	(21,205)	(0%)		(10,627)	(10,371)	(2%)	
Other income (expenses), net	(3,978)	(6,048)	34%		(9,460)	1,519	n/a	
Net income (loss) before income taxes	**2,923**	**19,149**	**(85%)**		**(9,928)**	**15,802**	**n/a**	
Income tax	(4,397)	(11,180)	61%		3,693	(5,528)	n/a	
Profit (loss) of continuing operations	**(1,474)**	**7,969**	**n/a**		**(6,235)**	**10,274**	**n/a**	
Discontinued operations	17,483	11,655	50%		6,175	5,565	11%	
Consolidated net income (loss)	**16,009**	**19,624**	**(18%)**		**(60)**	**15,839**	**n/a**	
Non-controlling interest net loss	33	64	(49%)		44	27	65%	
Controlling Interest Net Income (loss)	**16,042**	**19,688**	**(19%)**		**(16)**	**15,866**	**n/a**	
Operating EBITDA	**70,149**	**84,775**	**(17%)**	**(15%)**	**33,812**	**43,534**	**(22%)**	**(20%)**
Earnings (loss) of continued operations per share	**(0.00)**	**0.01**	**n/a**		**(0.01)**	**0.02**	**n/a**	
Earnings (loss) of discontinued operations per share	**0.03**	**0.02**	**50%**		**0.01**	**0.01**	**11%**	

	as of June 30		
BALANCE SHEET	2022	2021	% var
Total Assets	**2,383,760**	**2,574,302**	**(7%)**
Cash and Temporary Investments	18,606	17,792	5%
Trade Accounts Receivables	51,475	54,951	(6%)
Other Receivables	35,231	51,615	(32%)
Inventories	93,666	73,621	27%
Assets Held for Sale	329,007	3,940	n/a
Other Current Assets	12,057	17,517	(31%)
Current Assets	**540,042**	**219,436**	**146%**
Fixed Assets	874,715	973,304	(10%)
Other Assets	969,003	1,381,562	(30%)
Total Liabilities	**1,160,179**	**1,233,649**	**(6%)**
Liabilities directly related to assets held for sale	49,929	0	n/a
Other Current Liabilities	675,601	229,959	194%
Current Liabilities	**725,530**	**229,959**	**216%**
Long-Term Liabilities	387,275	949,721	(59%)
Other Liabilities	47,374	53,969	(12%)
Consolidated Stockholders' Equity	**1,223,581**	**1,340,653**	**(9%)**
Non-controlling Interest	5,344	5,868	(9%)
Stockholders' Equity Attributable to Controlling Interest	1,218,237	1,334,785	(9%)

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in millions of Colombian Pesos in nominal terms, except per share amounts

INCOME STATEMENT	January - June			Second Quarter		
	2022	2021	% var	2022	2021	% var
Net sales	1,635,228	1,416,728	15%	825,902	721,320	14%
Cost of sales	(1,092,435)	(860,883)	(27%)	(561,912)	(434,144)	(29%)
Gross profit	**542,793**	**555,845**	**(2%)**	**263,990**	**287,176**	**(8%)**
Operating expenses	(402,353)	(373,917)	(8%)	(192,977)	(187,661)	(3%)
Operating earnings (loss) before other expenses, net	**140,440**	**181,928**	**(23%)**	**71,013**	**99,515**	**(29%)**
Other expenses, net	(29,622)	(10,972)	(170%)	(30,354)	(7,597)	(300%)
Operating earnings (loss)	**110,818**	**170,956**	**(35%)**	**40,659**	**91,918**	**(56%)**
Financial expenses	(83,620)	(78,125)	(7%)	(42,528)	(38,665)	(10%)
Other income (expenses), net	(15,677)	(22,282)	30%	(37,858)	5,658	n/a
Net income (loss) before income taxes	**11,521**	**70,549**	**(84%)**	**(39,732)**	**58,911**	**n/a**
Income tax	(17,330)	(41,189)	58%	14,780	(20,606)	n/a
Profit (loss) of continuing operations	(5,809)	29,360	n/a	(24,952)	38,305	n/a
Discontinued operations	68,904	42,941	60%	24,711	20,746	19%
Consolidated net income (loss)	**63,095**	**72,301**	**(13%)**	**(241)**	**59,051**	**n/a**
Non-controlling interest net loss	130	236	(45%)	178	101	77%
Controlling Interest Net Income (loss)	**63,225**	**72,537**	**(13%)**	**(63)**	**59,152**	**n/a**
Operating EBITDA	**276,473**	**312,333**	**(11%)**	**135,315**	**162,308**	**(17%)**
Earnings (loss) of continued operations per share	**(10)**	**53**	**n/a**	**(45)**	**69**	**n/a**
Earnings (loss) of discontinued operations per share	**123**	**77**	**60%**	**44**	**37**	**19%**

BALANCE SHEET	as of June 30		
	2022	2021	% var
Total Assets	**9,838,897**	**9,670,801**	**2%**
Cash and Temporary Investments	76,797	66,837	15%
Trade Accounts Receivables	212,460	206,434	3%
Other Receivables	145,414	193,899	(25%)
Inventories	386,602	276,570	40%
Assets Held for Sale	1,357,968	14,803	n/a
Other Current Assets	49,769	65,806	(24%)
Current Assets	**2,229,010**	**824,349**	**170%**
Fixed Assets	3,610,358	3,656,381	(1%)
Other Assets	3,999,529	5,190,071	(23%)
Total Liabilities	**4,788,605**	**4,634,412**	**3%**
Liabilities directly related to assets held for sale	206,081	0	n/a
Other Current Liabilities	2,788,522	863,879	223%
Current Liabilities	**2,994,603**	**863,879**	**247%**
Long-Term Liabilities	1,598,467	3,567,788	(55%)
Other Liabilities	195,535	202,745	(4%)
Consolidated Stockholders' Equity	**5,050,292**	**5,036,389**	**0%**
Non-controlling Interest	22,054	22,043	0%
Stockholders' Equity Attributable to Controlling Interest	5,028,238	5,014,346	0%

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - June				Second Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
NET SALES								
Colombia	219,723	211,869	4%	11%	106,758	101,917	5%	12%
Panama	74,233	59,415	25%	25%	37,903	30,399	25%	25%
Rest of CLH	126,747	126,123	0%	1%	63,973	67,097	(5%)	(4%)
Others and intercompany eliminations	(5,803)	(12,873)	55%	55%	(2,263)	(5,940)	62%	62%
TOTAL	**414,901**	**384,534**	**8%**	**12%**	**206,371**	**193,473**	**7%**	**11%**
GROSS PROFIT								
Colombia	65,695	76,886	(15%)	(9%)	30,695	36,754	(16%)	(10%)
Panama	21,995	20,198	9%	9%	11,395	11,110	3%	3%
Rest of CLH	51,635	55,271	(7%)	(6%)	24,473	29,972	(18%)	(18%)
Others and intercompany eliminations	(1,603)	(1,485)	(8%)	(8%)	(599)	(810)	26%	26%
TOTAL	**137,721**	**150,870**	**(9%)**	**(6%)**	**65,964**	**77,027**	**(14%)**	**(11%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Colombia	18,691	28,337	(34%)	(31%)	8,364	13,215	(37%)	(32%)
Panama	8,168	9,559	(15%)	(15%)	4,545	5,777	(21%)	(21%)
Rest of CLH	35,555	40,937	(13%)	(13%)	16,311	22,459	(27%)	(27%)
Others and intercompany eliminations	(26,782)	(29,453)	9%	9%	(11,476)	(14,759)	22%	22%
TOTAL	**35,633**	**49,380**	**(28%)**	**(25%)**	**17,744**	**26,692**	**(34%)**	**(31%)**
OPERATING EBITDA								
Colombia	31,334	41,510	(25%)	(20%)	14,381	19,624	(27%)	(22%)
Panama	16,434	18,309	(10%)	(10%)	8,556	9,792	(13%)	(13%)
Rest of CLH	39,882	43,816	(9%)	(8%)	18,371	23,700	(22%)	(22%)
Others and intercompany eliminations	(17,501)	(18,860)	7%	7%	(7,496)	(9,582)	22%	22%
TOTAL	**70,149**	**84,775**	**(17%)**	**(15%)**	**33,812**	**43,534**	**(22%)**	**(20%)**
OPERATING EBITDA MARGIN								
Colombia	14.3%	19.6%	(5.3pp)		13.5%	19.3%	(5.8pp)	
Panama	22.1%	30.8%	(8.7pp)		22.6%	32.2%	(9.6pp)	
Rest of CLH	31.5%	34.7%	(3.3pp)		28.7%	35.3%	(6.6pp)	
TOTAL	**16.9%**	**22.0%**	**(5.1pp)**		**16.4%**	**22.5%**	**(6.1pp)**	

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - June			Second Quarter		
	2022	2021	% var	2022	2021	% var
Total cement volume[1 2]	2,785	2,706	3%	1,352	1,373	(2%)
Total domestic gray cement volume[2]	2,371	2,382	(0%)	1,142	1,205	(5%)
Total ready-mix volume[2]	951	806	18%	480	379	27%
Total aggregates volume[2]	2,075	1,706	22%	1,025	787	30%

1. Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.
2. This information does not include discontinued operations. Please see page 14 on this report for additional information.

Per-country volume summary

	January - June 2022 vs. 2021	Second Quarter 2022 vs. 2021	Second Quarter 2022 vs. First Quarter 2022
DOMESTIC GRAY CEMENT			
Colombia	(1%)	(6%)	(11%)
Panama	5%	6%	(2%)
Rest of CLH	(1%)	(6%)	(0%)
READY-MIX			
Colombia	23%	33%	1%
Panama	20%	25%	11%
Rest of CLH	(36%)	(37%)	2%
AGGREGATES			
Colombia	25%	35%	(4%)
Panama	17%	15%	11%
Rest of CLH	(25%)	(14%)	(16%)

Price Summary

Variation in U.S. dollars

	January - June 2022 vs. 2021	Second Quarter 2022 vs. 2021	Second Quarter 2022 vs. First Quarter 2022
DOMESTIC GRAY CEMENT			
Colombia	(2%)	1%	1%
Panama	(5%)	(4%)	1%
Rest of CLH	5%	6%	2%
READY-MIX			
Colombia	(5%)	(5%)	(1%)
Panama	(2%)	3%	4%
Rest of CLH	(13%)	(11%)	(2%)
AGGREGATES			
Colombia	(5%)	(5%)	4%
Panama	17%	24%	11%
Rest of CLH	(29%)	(22%)	(15%)

Variation in local currency

	January - June 2022 vs. 2021	Second Quarter 2022 vs. 2021	Second Quarter 2022 vs. First Quarter 2022
DOMESTIC GRAY CEMENT			
Colombia	5%	8%	4%
Panama	(5%)	(4%)	1%
Rest of CLH	6%	7%	2%
READY-MIX			
Colombia	2%	2%	2%
Panama	(2%)	3%	4%
Rest of CLH	(13%)	(11%)	(2%)
AGGREGATES			
Colombia	1%	2%	8%
Panama	17%	24%	11%
Rest of CLH	(28%)	(20%)	(14%)

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia and Panama.

Countries in the Rest of CLH include Nicaragua and Guatemala.

Exchange rates

	January - June		January - June		Second Quarter	
	2022 EoP	2021 EoP	2022 average	2021 average	2022 average	2021 average
Colombian peso	4,127.47	3,756.67	3,941.25	3,684.27	4,002.03	3,728.28
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	692.25	621.92	668.83	618.24	684.12	620.53
Euro	0.95	0.84	0.92	0.83	0.94	0.83

Amounts provided in units of local currency per US dollar.

Discontinued operations

On December 29, 2021, through certain subsidiaries, CLH signed agreements with affiliates of Cementos Progreso Holdings, S.L. for the joint sale of its operations in Costa Rica and El Salvador, for a total consideration of $335 million subject to final adjustments. The assets for divestment consist of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. The transaction is subject to satisfaction of closing conditions in Costa Rica and El Salvador, including approvals by competition authorities. CLH expects to finalize this transaction during the third quarter of 2022. As of June 30, 2022, and December 31, 2021, the assets and liabilities associated with these operations were presented in the Statement of Financial Position within the line items of "Assets held for sale" and "Liabilities directly related to assets held for sale", respectively. CLH's operations of these assets for the six-month periods ended June 30, 2022, and 2021 are reported in the income statements, net of income tax, in the single line item "Discontinued operations".

The following table presents condensed combined information of the Income Statements of CLH's discontinued operations, previously mentioned, in Costa Rica and El Salvador for the six-month periods ended June 30, 2022, and 2021:

INCOME STATEMENT

(Millions of U.S. dollars)	6M22	6M21
Sales	68.2	71.4
Cost of sales, operating expenses, and other expenses	(60.9)	(55.4)
Interest expense, net, and others	18.5	-
Profit before income tax	25.9	16.0
Income tax	(8.3)	(4.2)
Net income from discontinued operations	17.6	11.8
Net income non-controlling interest	(0.1)	(0.1)
Net income controlling interest	**17.5**	**11.7**

Assets held for sale and related liabilities

As of June 30, 2022, and December 31, 2021, the following table presents condensed combined information of the Statement of Financial Position for the assets held for sale in Costa Rica and El Salvador, as mentioned above:

(Millions of U.S. dollars)	2Q22	4Q21
Current assets	37.4	26.2
Property, machinery and equipment, net	42.2	44.6
Goodwill and other non-current assets	246.3	263.8
Total assets of the disposal group	325.9	334.6
Current liabilities	35.5	27.7
Non-current liabilities	14.4	8.9
Total liabilities directly related to disposal group	49.9	36.6
Total net assets of disposal group	276.0	298.0

Employee Restricted Stock Compensation

CLH informs that for CLH executives who received CLH shares as part of their compensation, starting in 2022 they will not receive shares of CLH and will start to receive shares of CEMEX, S.A.B. de C.V., parent company of the CEMEX group, to which CLH belongs.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures are investments incurred for the purpose of ensuring CLH's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies.

Net debt equals total debt minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points.

EoP equals End of Period.

Strategic capital expenditures are investments incurred with the purpose of increasing CLH's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.